Exhibit 99.77C

2017 SPECIAL MEETING OF PARTICIPANTS

A special meeting of the Participants was held in Washington, D.C., on Tuesday May 30, 2017.  The following matters, all related to recommended amendments to the HIT’s Declaration of Trust, were put to a vote of the Participants at the meeting through the solicitation of proxies:

1. Section 3.3(d)(i) was amended to adopt an investment limit of 15% of the HIT’s assets for securities eligible for investment pursuant to that section; to revise Section 3.3(d)(i)(C) to provide for a rating of ÒAÓ; to remove references to the term Òtop tierÓ and substitute Òa rating of ÒAÓ or better by S&PÓ (or a comparable rating by another NRSRO) in its place; and to clarify, consolidate and eliminate duplicative provisions, among other changes.

2. Section 3.3(d)(iv) was amended to remove references to the term Òtop tierÓ and substitute Òa rating of ÒAÓ or better by S&PÓ (or a comparable rating by another NRSRO) in its place; and, additionally to revise the rating requirement from ÒAAÓ to ÒAÓ for financial institutions providing letters of credit or other guaranties related to bridge loans.

3. Section 3.3(d)(v)(A) was amended to update the description of HIT’s relationship with Building America CDE, Inc. to reflect its new status as a subsidiary of a subsidiary.

4. Section 3.3(h) was amended to increase the limit permitted for investment in certain non-housing securities assets (including AAA-rated Commercial Mortgage-Backed Securities) to 20% of the value of the Trust.

Proposal	Votes for	Votes Against	Votes Abstaining	Votes not cast
1	3,699,825.23	0	0	1,544,353.22
2	3,699,825.23	0	0	1,544,353.22
3	3,698,154.62	1,670.62	0	1,544,353.22
4	3,699,825.23	0	0	1,544,353.22